Avenue Income Credit Strategies Fund
399 Park Avenue
6th Floor
New York, NY 10022

January 24, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Dominic Minore, Esq. Division of Investment Management

Re:	Avenue Income Credit Strategies Fund
Registration Statement on Form N-2, File Nos. 333-170030 and 811-22485

Ladies and Gentlemen:

Avenue Income Credit Strategies Fund (the “Registrant”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form N-2 be accelerated so that the Registration Statement may become effective at 4:00 p.m., Eastern Standard Time, on January 26, 2011, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•
should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Gregory S. Rowland of Davis Polk & Wardwell LLP at (212) 450-4930.

Very truly yours,

Avenue Income Credit Strategies Fund

By:	/s/ Randolph Takian
	Name:	Randolph Takian
	Title:	Trustee, Chief Executive Officer & President

cc: Richard Pfordte, Esq.
Division of Investment Management